Exhibit (a)(19)

EFiled: Feb 14 2012 3:14PM EST Transaction ID 42501884 Case No. 7242-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEVEN S WEINSTEIN MD PC PROFIT SHARING PLAN, on behalf of itself and all others similarly situated,

Plaintiff,

v.

ILLUMINA, INC., WILLIAM H. RASTETTER,

A. BLAINE BOWMAN, DANIEL M. BRADBURY,

KARIN EASTHAM, PAUL C. GRINT,

GERALD MÖLLER, ROY A. WHITFIELD,

DAVID R. WALT, and JAY T. FLATLEY,

Defendants,

C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Steven S Weinstein MD PC Profit Sharing Plan, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

NATURE OF ACTION

1. This is a stockholder class action lawsuit brought on behalf of the public stockholders of Illumina, Inc. (“Illumina” or the “Company”) who have been, and continue to be, deprived of the opportunity to fully realize the benefits of their investment in the Company as a result of the Individual Defendants’ wrongful conduct, as described herein.

2. This action arises as a result of the Individual Defendants’ utter refusal to engage in negotiations or any substantive dialogue with Roche Holding, Ltd. (“Roche”) concerning its proposed acquisition of Illumina at a premium price.

3. Beginning in mid December 2011, Roche communicated to Illumina’s Chairman and CEO, that it had an interest in acquiring Illumina. On January 3, 2012, Dr. Franz Humer, the

Chairman of Roche, formally offered to acquire 100 percent of the issued and outstanding shares of Illumina’s common stock for $40.00 per share. Rather than considering the premium being offered to shareholders, or negotiating for a higher bid, Defendants flatly rejected Roche’s offer on January 18, 2012,

4. Upon the Individual Defendants’ rejection of Roche’s initial offer, Roche announced on January 24, 2012 that it would launch a tender offer the, effective January 27, 2012, seeking to acquire all the outstanding shares of common stock of Illumina for $44.50 per share (the “Roche Offer” or the “Tender Offer”).

5. In response, the Individual Defendants adopted a Stockholder Rights Plan, or “poison pill” (the “Rights Plan”), as a defense to the Tender Offer “to protect Illumina’s stockholders from coercive or otherwise unfair takeover tactics.” The Individual Defendants have persisted in their refusal to negotiate with Roche and have recommended that Illumina shareholders not tender their shares.

6. The Individual Defendants are purportedly relying, in part, on advice from Goldman, Sachs & Co. (“Goldman Sachs”), even though Goldman Sachs is conflicted and has an economic disincentive to recommend the Roche Offer.

7. By relying on Goldman Sachs’ conflicted advice, and unreasonably refusing to engage in any substantive dialogue with Roche regarding Roche’s proposed acquisition of Illumina, the Individual Defendants are depriving Illumina shareholders of substantial value in violation of their fiduciary duties.

8. Absent the Court’s intervention to ensure that the Individual Defendants discharge their fiduciary duties in good faith, Plaintiff and Illumina shareholders will suffer irreparable injury.

PARTIES

9. Plaintiff is and, at all relevant times, has been the owner of shares of Illumina common stock.

10. Illumina, a corporation duly organized and existing under the laws of the State of Delaware, maintains its headquarters at 5200 Research Place San Diego, CA 92122. The Company is a developer and manufacturer of life science tools and integrated systems for the analysis of genetic variation and function. It provides a line of genetic analysis solutions, with products and services that serve a range of interconnected markets, including sequencing, genotyping, gene expression, and molecular diagnostics. The Company is organized in two business segments: Life Sciences and Diagnostics. Illumina stock is listed on the NASDAQ stock exchange under the symbol ILMN.

11. Defendant William H. Rastetter (“Rastetter”) has been a Director since November 1998 and Chairman of the Board of Illumina (the “Board”) since January 2005. Rastetter is also a member of the Company’s Audit, Compensation, and Nominating and Corporate Governance Committees.

12. Defendant A. Blaine Bowman (“Bowman”) has been a Director of Illumina since January 2007. Bowman is also the Chairperson of the Company’s Audit Committee.

13. Defendant Daniel M. Bradbury (“Bradbury”) has been a Director of Illumina since January 2004. Bradbury is also a member of the Company’s Audit and Compensation Committees.

14. Defendant Karin Eastham (“Eastham”) has been a Director of Illumina since July 2004. Estham is also the Chairperson of the Company’s Nominating and Corporate Governance Committee, and a member of the Company’s Audit Committee.

15. Defendant Paul C. Grint (“Grint”) has been a Director of Illumina since April 2005. Grint is also member of the Company’s Compensation Committee.

16. Defendant Gerald Möller (“Möller”) has been a Director of Illumina since July 2010. Möller is also the Chairperson and sole member of the Company’s Diagnostics Advisory Committee.

17. Defendant Roy A. Whitfield (“Whitfield”) has been a Director of Illumina since January 2007. Whitfield is also the Chairperson of the Company’s Compensation Committee.

18. Defendant David R. Walt (“Walt”) has been a Director of Illumina since 1998. Walt is also a member of the Company’s Nominating and Corporate Governance Committee.

19. Defendant Jay T. Flatley (“Flatley”) has been President, Chief Executive Officer (“CEO”), and a Director of Illumina since 1999.

20. Defendants Rastetter, Bowman, Bradbury, Eastham, Grint, Möller, Whitfield, Walt and Flatley, are collectively referred to throughout this Complaint as the “Individual Defendants.”

21. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this case on its own behalf and as a class action, on behalf of all stockholders of the Company, except the Company, the Individual Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Individual Defendants, who will be threatened with injury arising from the Individual Defendants’ actions as are described more fully below (the “Class”).

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. As of October 15, 2011, there were 121,439,286 shares of Illumina common stock outstanding. The Company likely has thousands of stockholders who are scattered throughout the United States.

25. There are questions of law and fact common to the Class including, inter alia, the following :

a)	Whether one or more of the Individual Defendants have breached their fiduciary duties in connection with their refusal to engage in substantive dialogue with Roche, rejection of the Roche Offer and adoption of the Rights Plan; and

b)	Whether and the extent to which Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and what is the proper remedy and/or measure of damages.

26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

27. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29. The Individual Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

History of the Company

30. Illumina was founded in April 1998. The Company completed its initial public offering in July 2000. The Company began offering single nucleotide polymorphism (“SNP”) genotyping services in 2001 and launched its first system, the Illumina BeadLab, in 2002, using GoldenGate Genotyping technology. Illumina currently offers microarray-based products and services for an expanding range of genetic analysis sequencing, including SNP genotyping, gene expression, and protein. The Company’s technologies are used by a broad range of academic, government, pharmaceutical, biotechnology, and other leading institutions around the globe.

The Company’s Declining Share Price

31. From July 26, 2011, when the Company revised downwards its FY 2011 guidance below analysts’ estimates, Illumina has seen its stock price steadily decline. The Company had not seen any substantial gains in its share price until December 22, 2011, when news of a possible offer to purchase the Company proliferated.

32. According to Bloomberg, Illumina’s stock has dropped as much as 60% from its 52-week high because of a multitude of factors, including, but not limited to: twice-lowered revenue guidance due to the constrained government spending environment; increased competition; the depletion of the 2009 government stimulus package; and a shift in buyer preferences from high-cost, high-capacity machines, to low-cost, low-capacity machines and the uncertainty surrounding this product line transition. Illumina has consistently been downgraded by many financial analysts throughout this time period because of these disappointing developments.

33. On February 7, 2012, Illumina released its 4Q earnings. Illumina reported revenue of only $250 million, a 4% decrease compared to the $261 million reported in the fourth quarter of 2010. On the basis of generally accepted accounting principles, Illumina’s quarterly earnings fell 70 percent. Additionally, the Company’s net income for FY 2011 declined precipitously to $86.63 million from $124.89 million in FY 2010 and revenues slipped by 4.3 percent.

34. There is no masking that recently Illumina has been a company in decline.

Roche’s Initial Offer and its Rejection

35. On December 13, 2011, Roche privately approached Illumina, expressing its interest in acquiring the Company, according to Roche’s Form 14-A filed with the Securities and Exchange Commission (“SEC”) on January 25, 2012.

36. On December 21, 2011, Roche privately expressed an offer to purchase the Company for a price of up to 50 percent over Illumina’s then-current share price of $27.17.

37. News of a potential transaction between Illumina and Roche leaked into the market; resulting in a stock price jump in Illumina shares to $29.07 per share on December 22, 2011.

38. On December 28, 2011, Illumina privately expressed to Roche that it was considering the offer made on December 21, 2011.

39. On January 3, 2012, Roche sent Illumina a private letter to formally propose an all-cash offer of $40.00 per share of the Company.

40. On January 17, 2012, Illumina convened a Board meeting and on January 19, 2012, the Board sent a letter to Roche formally rejecting the offer of $40.00 per share, without any further negotiations.

41. At no point during these discussions did Illumina disclose to its shareholders that an offer was made to purchase all of the Company’s common shares, or any other relevant information; nor has Illumina disclosed any efforts it has taken to otherwise maximize shareholder value.

Roche Initiates the Tender Offer

42. On January 25, 2012, Roche announced, in a press release, a direct-to-shareholder tender offer of $44.50 per share for all of Illumina’s common stock.

43. According to Bloomberg, an offer of $44.50 per share of Illumina’s common stock gives an implied equity value for Illumina of $5.7 billion.

44. According to the press release, the Roche Offer represents a 61 percent premium over the one-month historical average and a 43 percent premium over the three-month historical average of Illumina’s share price, both as of December 21, 2011.

45. The Roche Offer equates to about 50 times Illumina’s earnings in the 12 months ending September 30, 2011 and represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

46. In a January 25, 2012 Roche press release, Severin Schwan, CEO of Roche, stated, in pertinent part:

“Roche’s all-cash offer of $44.50 per share represents full and fair value for Illumina and we expect that Illumina’s shareholders will welcome the opportunity to sell their shares at a significant premium to current market prices. It is our strong preference to enter into a negotiated transaction with Illumina, and we remain willing to engage in a constructive dialogue with Illumina to jointly develop an optimal strategy for maximizing the value of our combined business.”

47. Accompanying the Roche press release announcing the Roche Offer was a letter from Dr. Franz B. Humer, Chairman of the Roche Board, to Defendant Flatley that revealed that Illumina has been unwilling to engage in any meaningful dialogue.

48. The letter states, in pertinent part:

Dear Jay:

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one. We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter.

Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

Very truly yours,

Dr. Franz B. Humer

Chairman, Roche Holding Ltd

(emphasis added).

49. The immediate response of Illumina’s Board, rather than enter into discussions with Roche to obtain a higher offer price or to engage in faithful negotiations, was to advise the Company’s shareholders to “take no action.” The Board then sought to entrench themselves via the bad faith adoption of a poison pill.

50. On January 27, 2012, Roche commenced the Tender Offer.

51. The Roche Offer is scheduled to expire at Midnight, New York City time, on February 24, 2012. Yet, to date, Illumina’s Board has done nothing to facilitate negotiation or to engage in discussions with Roche.

The Board Adopts a Poison Pill in Bad Faith

52. After announcing, on January 25, 2012, that it would consider the Roche Offer, on January 26, 2012, the Board adopted a poison pill to fend off Roche. According to the Rights Agreement adopted that day, the poison pill triggers if any party purchases 15 percent or more of the Company’s stock.

53. In essence, should Roche or another bidder become the owner of 15 percent or more of Illumina’s stock, other Illumina shareholders will be able to exercise the rights to buy new common stock, diluting the stake of the prospective bidder.

54. The Tender Offer is conditioned on, among other things, the removal or invalidation of the poison pill. The Tender Offer is set to expire at midnight on February 24, 2012.

55. The Individual Defendants are improperly and unreasonably using the poison pill and other defensive devices (described below), to further entrench themselves as Officer and/or Directors of the Company.

The Company’s Governance Structure Inhibits the Transaction

56. Additionally, The Company’s governance structure further inhibits the advancement of a transaction that would maximize shareholder value.

57. The Company provides for a Board with staggered terms. The staggered board provision allows the Individual Defendants to protect two-thirds of the Board from having to stand for re-election by shareholders each year. Moreover, none of the Individual Defendants may be removed except for cause. Shareholders cannot call special meetings in between the Company’s annual meetings. Thus, in order to take over the Board via a proxy battle, a potential acquirer must wait two years and win two consecutive shareholder elections, a feat too costly for any would-be acquirer to realistically accomplish.

58. The Company’s staggered board is an additional entrenchment measure that makes it almost impossible for any potential acquirer to take control of the Company, even by waging a proxy battle.

59. Further, the staggered board provision may not be altered without a supermajority vote of at least 66.67 percent of all shareholders.

60. Moreover, the Individual Defendants have the unilateral ability to increase the size of the Board without shareholder approval. The Individual Defendants have the ability to directly choose who fills vacancies on the Board. The Individual Defendants may also unilaterally add or change bylaws without shareholder approval to make a takeover even more impossible.

61. Barred from any realistic opportunity to wage a successful proxy fight for control of the Board, no would-be acquirer could ever cause the Board to redeem the poison pill. The combination of the staggered board, the poison pill and the other devices mentioned herein creates a draconian defensive barrier that precludes any attempt to purchase the Company. With these measures in place, no proposal to purchase the Company can be successful without Individual Defendants’ approval.

62. Individual Defendants are not using the poison pill for any legitimate purpose, and instead, are misusing the leverage afforded by the Company’s poison pill, staggered board, and other defensive devices as a shield to hide behind and entrench themselves.

The Board Refuses to Faithfully Negotiate

63. On January 27, 2012, the Board reaffirmed shareholders that it would consider the Roche Offer. Yet, on February 7, 2012 the result of this “consideration” by the Board was a unanimous rejection without any negotiation, for a second time, of the Roche Offer.

64. In a letter to Roche’s Chairman, contained in a February 7, 2012 press release, Defendant Flatley, states that the Board met only two times to consider the Tender Offer. The press release states, in pertinent part:

“We met again on February 2 to review Roche’s unsolicited tender offer to acquire Illumina for $44.50 per share in cash commenced on January 27, and again on February 7 to complete our review and finalize our recommendation.”

65. The following are among the reasons given, in the February 7, 2012 press release, for the Board’s rejection of the Roche Offer:

a)	The Offer is Grossly Inadequate and Dramatically Undervalues Illumina’s; Industry-Leading Position and Growth Opportunities;

b)	The Timing of the Offer is Blatantly Opportunistic and Does Not Reflect Illumina’s Strong Platform of New Products and Pipeline;

c)	The Offer Fails to Capture Illumina’s Value as an Enabler of Personalized Healthcare;

d)	Roche’s Tactics Seek to Disadvantage Illumina’s Stockholders;

e)	The Offer Values Illumina at a Price Below Recent Trading Levels;

f)	The Offer’s Conditions Create Significant Uncertainty and Risk;

g)	Illumina Has Received Inadequacy Opinions from Its Financial Advisors.

66. The Board has breached its fiduciary duties by refusing to engage in faithful negotiations with Roche. Instead, the Board rejected the Roche Offer without any discussion or dialogue to maximize shareholder value.

Conflicted Financial Advisors

67. Illumina’s Board has inexplicably chosen to receive advice from a financial advisor that is conflicted and has an incentive not to recommend acceptance of the Roche Offer.

68. As set forth in the Company’s 14D-9, filed on February 7, 2012 with the SEC (the “14D-9”), Illumina and Goldman Sachs are currently counterparties to a derivative transaction. Based on the derivative transaction disclosed in the Company’s 14D-9, if the current Roche Offer is successful, Illumina would be required to pay Goldman Sachs $272.8 million for cancellation of warrants issued in the transaction. However, to hedge its risk in the derivative transaction, Goldman Sachs sold short approximately 10.2 million shares of Illumina which would cost Goldman Sachs $454 million to close out if the Roche Offer is accepted. The Company does not disclose how a change in price would affect the payments.

69. Additionally, the Company, in its 14D-9, stated that Goldman is going to “continue to engage in hedging and other market transaction with respect to its position.” Furthermore, in addition to getting paid a percentage of 0.42 percent if there is a deal with Roche, and a fixed dollar amount of $17.7 million if Roche is chased away from its current deal, Goldman Sachs gets up to $2.3 million if Roche raise its offer price but does not close.

70. Goldman Sachs is not an independent or objective financial advisor to the Company. Rather, Goldman Sachs has a vested interest in preventing a deal with Roche from going through.

71. To manage what the 14D-9 refers to as an “appearance of a conflict” arising from the derivatives transactions with Goldman Sachs – but which is clearly an actual conflict of interest – the Board engaged Bank of America Merrill, Lynch, Pierce, Fenner & Smith Inc. (“BofA Merrill Lynch”) as a second financial advisor to Illumina and agreed to pay BofA Merrill Lynch $8.3 million in the form of quarterly advisory fees and a transaction fee (should a transaction occur) equal to 0.22% of the aggregate consideration paid in such transaction, less the quarterly advisory fees. The Company disclosed in the 14D-9 that BofA Merrill Lynch had, has and will have, extensive business dealings with the Company.

The Board’s Unanimous Rejection is Based on False Premises

72. The Board gave several “reasons” in its press release and 14D-9 why it rejected the Roche Offer. However, as detailed below, these reasons are without merit.

A. The Offer is Grossly Inadequate and Dramatically Undervalues Illumina’s Industry-Leading Position and Growth Opportunities;

i. However, as discussed above, the evidence points to the decline of Illumina as a Company. Illumina’s Board is making this argument without supporting evidence. The Board has not made any effort to negotiate the Roche Offer to the benefit of Illumina shareholders.

B. The Timing of the Offer is Blatantly Opportunistic and Does Not Reflect Illumina’s Strong Platform of New Products and Pipeline;

i. As described above, the Company does not have a strong platform. In fact, the Company has been in steady decline and the timing of the Roche Offer is only opportunistic to the stockholders. Further, the Board has refused to engage in meaningful discussion with Roche regarding an increase of the offer price.

C. The Offer Fails to Capture Illumina’s Value as an Enabler of Personalized Healthcare;

i. As described above, the Company is in decline. The Board’s refusal to engage Roche in negotiations actively prevents stockholders from seeing a premium for their investment in the Company.

D. Roche’s Tactics Seek to Disadvantage Illumina’s Stockholders;

i. The Tender Offer was made directly to Illumina stockholders who have seen disappointing returns since July 2011. The only ones disadvantaged by the Roche Offer are the Individual Defendants.

E. The Offer Values Illumina at a Price Below Recent Trading Levels;

i. Recent trading levels have only seen an elevation in the price of Illumina stock because of the Roche Offer. The Roche Offer represents a premium to Illumina’s stock price as of December 21, 2011, before news of a possible offer was disseminated.

F. The Offer’s Conditions Create Significant Uncertainty and Risk;

i. The Board has not engaged in faithful negotiations nor attempted to adjust or discuss the changing or any of the Roche Offer’s conditions.

G. Illumina Has Received Inadequacy Opinion from its Financial Advisors.

i. As described above, the financial advisors are conflicted and cannot have rendered an objective and fair opinion as to the Roche Offer.

No White Knight

73. It is unlikely that a rival bid for the Company will occur. On February 8, 2012, Reuters reported that Roche rivals Sanofi, Novartis and AstraZeneca have said they do not see a need to match Roche in buying a gene-decoding business, favoring partnerships instead.

74. Also on February 8, 2012, Reuters reported a Sarasin analyst stating: “It’s hard to see anybody else emerging as a bidder. The fit is best with Roche and I don’t think any other competitor in that space would be willing to pay a higher price than Roche. Also you really need a diagnostics business to get the synergies.”

Self-Interested Board

75. It is apparent from the above that the Individual Defendants’ actions are unreasonable and designed to entrench themselves and drive Roche away. The Individual Defendants’ continued unwillingness to engage in any faithful negotiations is a breach of their fiduciary duties.

76. The Board has placed their allegiance to themselves above and beyond their fiduciary duties to Illumina’s shareholders. The Individual Defendants stand to lose a significant amount of compensation should a change in control of the Company occur, as outlined in the following table from a proxy filed by Illumina with the SEC on March 24, 2011, summarizing the total compensation paid, in cash by, the Company to the Individual Defendants:

William H. Rastetter	452,215
A. Blaine Bowman	425,215
Daniel M. Bradbury	419,940
Karin Eastham	459,293
Paul C. Grint	443,727
Gerald Möller	763,003
David R. Walt	412,215
Roy A. Whitfield	448,727
Jay T. Flatley	6,608,974

TOTAL COMPENSATION	$10,430,309

This table does not include the many stock options and other benefits associated with being a member of the Illumina Board, which are substantial.

77. Rather than enter into discussions that will result in increased value for the Company and its shareholders, the Board has unreasonably refused the Roche Offer.

78. Illumina’s shareholders have a right to realize the benefits of their investment in the Company. The Company has underperformed its peers and the broader market, consistently disappointing its shareholders. Yet, the Board has chosen to turn its back and refuses to faithfully negotiate a shining opportunity for shareholders, in order to benefit the Individual Defendants to the tune of $10,430,309 in continued compensation.

79. The Board should have jumped to negotiate the Roche Offer to gain a premium price for Illumina’s shareholders. Yet, after the premium offering was made by Roche to Illumina, it was unreasonably rejected, without any negotiations, certainly to the disappointment of Illumina’s public shareholders.

80. The Individual Defendants’ owe fiduciary duties that require them to place the interests of the shareholders above their own and properly consider and negotiate the Roche Offer.

81. The Individual Defendants’ failure to properly consider and act upon Roche’s proposal simply evidences their disregard for their fiduciary duties towards Illumina’s shareholders and the premium being offered to Illumina shareholders.

82. By failing to properly pursue the Roche Offer, the Individual Defendants are depriving Plaintiff and the Class of the right to receive the maximum value for their shares.

83. The Individual Defendants’ rejection of Roche’s offer will ensure their continued positions within the Company but deprive the Company’s public shareholders of the premium that Roche is prepared to pay, or of the enhanced premium that negotiation could provide.

84. The Individual Defendants owe fundamental fiduciary obligations to Illumina’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public shareholders will be protected and to consider properly all bona fide offers for the Company.

85. Further, the Individual Defendants must adequately ensure that no conflict of interest exists between their own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company’s shareholders.

86. Because the Individual Defendants dominate and control the business and corporate affairs of Illumina and because they are in possession of private corporate information concerning Illumina’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between the Individual Defendants and the public stockholders of Illumina. This discrepancy makes it grossly and inherently unfair for the Individual Defendants to entrench themselves at the expense of Illumina stockholders.

87. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not, and are not, exercising independent business judgment and have acted, and are acting, to the detriment of the Class.

88. Plaintiff seeks declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel the Individual Defendants to carry out their fiduciary duties to maximize shareholder value by engaging in faithful negotiations.

89. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

90. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment as follows:

A. Certifying this case as a class action, certifying Plaintiff as class representative and its counsel as class counsel;

B. Declaring that the Defendants have breached their fiduciary duties to Plaintiff and the Class by refusing to negotiate with Roche and adopting the defensive measures described herein;

C. Directing the Defendants to consider and respond in good faith to acquisition offers that would maximize value to Plaintiff and the Class;

D. Permanently enjoining the Defendants from initiating any further defensive measures that may render the acquisition of the Company unduly burdensome or expensive for a potential acquirer;

E. Awarding Plaintiff compensatory damages, together with pre- and post-judgment interest;

F. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants wrongful conduct;

G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

ROSENTHAL, MONHAIT
& GODDESS, P.A.

/s/ P. Bradford deLeeuw
Carmella P. Keener (Del. Bar No. 2810) P. Bradford deLeeuw (Del. Bar No. 3569) 919 North Market Street, Suite 1401 Wilmington, Delaware 19801 (302) 656-4433

Counsel for Plaintiff

OF COUNSEL:

POMERANTZ HAUDEK GROSSMAN

& GROSS LLP

Marc I. Gross

Gustavo F. Bruckner

100 Park Avenue, 26th Floor

New York, New York 10017

Telephone: (212) 661- 1100

Facsimile: (212) 661-8665

February 14, 2012